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                                                  Filed by Caldera Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                          Subject Company: Caldera Systems, Inc.
                                                   Commission File No. 000-29911


August 2, 2000

Dear Partner,

This morning the attached press release was given to the media announcing the upcoming acquisition of the SCO Server Software and Professional Services Divisions by Caldera Systems, Inc. Together we are forming a new company that combines selected technologies from the leading vendor of UNIX operating systems and of Linux for Business.

By way of background, Caldera Systems is a leading provider of Linux for Business and is headquartered in Orem, Utah, with major locations worldwide. Caldera was founded in 1994 by President and CEO, Ransom Love. Caldera Systems completed a successful IPO on March 17, 2000, which raised $74.9 million and has been focused on the development, deployment and management of Linux-based specialized servers and Internet access devices from its inception.

The Santa Cruz Operation, Inc. (SCO) is the world's leading provider of the UNIX operating system. More than 15,000 resellers, distributors, systems integrators and computer manufacturers around the world sell and distribute SCO products. SCO has sales representation in more than 80 countries, with company headquarters in Santa Cruz, California. SCO was founded in 1979 and went public in 1993.

This acquisition is an industry-changing event. We believe that you, as our partner, will understand the potential and feel the excitement of this new opportunity. In that spirit, we are eager to help you understand the motivation that led to this action.

CUSTOMER BENEFITS

One of the greatest benefits the customers of the new Caldera will now enjoy is a full product spectrum. This array of world class products, which no other company has today, will be tightly coupled with strong Professional Services and Support organizations to create the reality of the Open Internet Platform. The combination of Linux, the wave of the future, with Unix's history of providing literally thousands of serious, fully developed business applications, gives Caldera customers a trusted path to the future.

UNIX is also well established as an enterprise platform -- a system that allows service to either a centrally located or broadly disbursed customer base. The Linux/UNIX combination provides a full-range migration path from the desktop to the enterprise.

PARTNER BENEFITS

As a valued partner of the new Caldera Inc., you can be assured that we will continue to drive unprecedented technologies, education, technical support and marketing excellence for you. Caldera will provide innovative Internet and high-availability solutions that you can offer to your new and existing customers. We will drive UnixWare 7 NonStop Clusters, OpenServer, and Project Monterey through the channel, as well as Caldera's "e" series products. These solutions are ideal for eBusiness, as they reduce downtime risk and easily scale to enable businesses to take advantage of 24x7 computing.


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Caldera will also provide exciting, state-of-the-art channel programs to help your business grow. Together, we will build communication, technical support, and marketing services to bring increased productivity to you and your customers.

As we move forward we will communicate more of the details on our product and services strategies, and will be encouraging your feedback and suggestions.

Welcome!

Sincerely,

Ransom Love, President and CEO, Caldera Systems, Inc.
Doug Michels, President and CEO, The Santa Cruz Operation, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caldera expects to file a Registration Statement on SEC Form S-4 and Caldera and SCO expect to mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the acquisition of the SCO Server Software and Professional Services Divisions (the "Acquisition"). Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's website at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention:
Investor Relations, telephone (801) 765-4999. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Caldera's and SCO's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Caldera, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Caldera stockholders in favor of the issuance of common stock in the Acquisition. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Caldera on August 1, 2000.